DynaResource, Inc.
The Urban Towers
222 W. Las Colinas Blvd.;  Suite 744 East Tower
Irving, Texas  75039
(972) 868-9066

FEBRUARY 10, 2009

Mr. Roger Schwall
Mr. John Madison
Mr. Bob Carroll
Mr. George Schuler
U.S. Securities & Exchange Commission

Division of Corporate Finance
100 F Street NE
Washington, DC 20549

RE:	DynaResource, Inc.
Form 10; File No. 0-53237

Dear Mr. Schwall, Mr. Madison, Mr. Carroll and Mr. Schuler:

We received your letter dated July 31, 2008 with comments to the filed Form 10 for DynaResource, Inc., File No. 0-53237.   We have restated your comments below and have included our responses to each comment.  And, where applicable, we are including comments in the revised Form 10 / A.

General

1.
We note that your Registration statement was automatically effective by operation of law on July 14, 2008; however, you have yet to clear all of your comments. Further, we note that you are now a reporting company under the Exchange Act of 1934 and must begin filing all reports required by such Act. In this regard, please be attentive to the upcoming filing deadline for your quarterly report for the period ended June 30, 2008.

Answer:	The Company has filed the Form 10-Qs for the periods ended June 30, 2008, and September 30, 2008. In the future, the Company expects to file timely.

Description of Business

2.
Tell us why you are disclosing financial information on a cash basis for the years ended 2003, 2004 and 2005. We note from your footnote disclosure that you prepare your financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States.

Answer:	The reference to the cash basis of accounting was a typographical error. We have deleted the sentences that reference the cash basis figures in the form 10 / A.

3.
Tell us and disclose how you acquired effective control of Mineras de DynaResource S.A. de C.V. (MinerasDyna). Please be specific in your response and tell us your percentage ownership in this subsidiary. Please also revise your disclosure in Note 1 of your financial statements.

Answer:
In an Agreement with the Shareholders of Minera Finesterre S.A. de C.V. (MinerasDyna), on January 10, 2004, at a General Ordinary Shareholders Meeting, DynaResource, Inc. acquired the option to purchase 75 % of the Shares of MinerasDyna (Total of 750 Shares) for One Peso per 10 Shares.  The Agreement also provided that the other shareholders “….. Relinquish and forfeit any and all rights, interests and claims in and to the Corporation and in or to any of the rights or assets owned or controlled by the Corporation …...”.  The Remaining 25 % of the Shares of Mineras-Dyna is held by DynaResource, Inc.  The Option expires on January 6, 2010.  The Company expects to exercise this option in the 1st Quarter of 2009.

Further, in accordance with our comment above, The Hall Group CPA’s has revised Note 1 to the Audited Financial Statement for December 31, 2007.

4.	Provide the exemption from registration upon which you relied when you issued 261,581 shares of restricted common stock in 2006.

Answer:	The 261,581 shares were issued pursuant to the exemption from registration found in Rule 506 of Regulation D.

5.
Please refer to Item 101(h)(4)(iv) of Regulation S-K and provide disclosure regarding the competitive conditions affecting your business. If material to your operations, please supplement your risk factor disclosure to address the impact of any competitive conditions.

Answer:
We have updated our disclosure regarding competitive conditions affecting our business in the Form 10 / A.  We have supplemented the risk factors in the Form 10 / A.  And, we have included the Risk Factors shown below in the Form 10 / A.

Business Risk

The exploration and development of mineral deposits involve significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate.  There is no assurance that the Company’s exploration programs will result in any discoveries of commercial ore bodies.  The Company has numerous competitors with greater financial, technical and other resources.

Competitive Business Conditions

We compete with many companies in the mining and exploration business, including large, established companies with substantial capabilities, personnel, and financial resources. There is a limited supply of desirable mineral lands available for claim-staking, lease, or acquisition in Mexico. The Company may be at a competitive disadvantage in acquiring mineral properties, in competition with larger companies, many of which have greater financial resources and larger technical staffs. From time to time, specific properties or areas which would otherwise be attractive to the Company for acquisition or exploration, may be unavailable due to their previous acquisition by other companies or due to our lack of financial resources.

Competition in the industry is not limited to the acquisition of mineral properties, but also extends to the technical expertise to find, advance, and operate such properties; the labor to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis. Such competition may result not only in our company being unable to acquire desired properties, but also to recruit or retain qualified employees, to obtain equipment and personnel to assist in our exploration activities, or to acquire the capital necessary to fund our operation and advance our properties. Our inability to compete with other companies for these resources would have a material adverse effect on our results of operation and business.

General Government Regulations

Mexico. Exploration and development of minerals in Mexico may be carried out through Mexican companies, incorporated under Mexican law by means of obtaining exploration and development (exploitation) concessions. Exploration concessions are granted by the Mexican government for a period of six years from the date of their recording in the Public Registry of Mining and are not renewable. Holders of exploration concessions may, prior to the expiration of such concessions, apply for one or more development concessions covering all or part of the area covered by an exploration concession.  The 34 mining concessions owned by DynaResource de Mexico have been duly registered at the Public Registry of Mining.  Expiration Dates for these concessions range from 10/29/2028 to 1/17/2058.

Environmental law in Mexico provides for general environmental policies, with specific requirements set forth under regulations of the Ministry of Environment, Natural Resources and Fishing, which regulate all environmental matters with the assistance of the National Institute of Ecology and the Procuraduria Federal de Proteccion al Ambiente.

The primary laws and regulations governing environmental protection for mining in Mexico are found in the General Law, the Ecological Technical Standards, and also in the air, water and hazardous waste regulations, among others. In order to comply with the environmental regulations, a concessionaire must obtain a series of permits during the exploration stage. Generally, these permits are issued on a timely basis after the completion of an application by a concession holder. The Company believes it maintains its interests in full compliance with the General Law and its regulations in Mexico.

Commodities Prices, Impact on the Company and its Properties

The current value and potential value for properties obtained by the Company is directly related to the market price for gold.  The market price of gold may also have a significant influence on the market price of our common stock. If the Company obtains positive drill results and the initial exploration effort for a property progresses to a point where a commercial production decision can be made, the decision to put a mine in production and to commit funds necessary for that purpose would be made long before any revenue from production would be received. A decrease in the market price of gold at any time during future exploration or development may prevent a property from being economically mined or result in the write-off of assets whose value is impaired as a result of lower gold prices.

The price of gold is affected by numerous factors beyond our control, including inflation, fluctuation of the United States dollar and foreign currencies, global and regional demand, the purchase or sale of gold by central banks, and the political and economic conditions of major gold producing countries throughout the world. During the last five years, the market price of gold has fluctuated between approximately $375 and $1,000 per ounce. The volatility of gold prices represents a substantial risk which is impossible to fully eliminate. In the event gold prices decline and remain low for prolonged periods of time, the Company might be unable to explore, develop, or produce revenue from its properties.

6.
Please indicate clearly after your bullet point list of production activities in 2005 that there were no results of production in 2006 and 2007 because you stopped producing by choice. Further, provide an explanation for why you stopped producing.

Answer:	The Form 10 incorrectly described no results from production in 2006. Results of Production for 2006 are included in the Form 10 / A, and are shown below:

3,500 Tons Mined;  750 Oz. Produced;

Further, an explanation as to why the Company suspended production activities is described in the Form 10 / A, and is included below:

The Company initiated Test Production activity in 2003 at the time Gold prices were depressed, and exploration funding opportunities, while available, were deemed to be too dilutive by Company management. While the Test Production was profitable (see results disclosed 2003 - 2006), a small scale production activity was not expected to provide the necessary capital in order to explore a project the size of San Jose de Gracia (SJG).  However, The Company expects the results of the production activity to provide significant benefits and insights to the exploration drilling to be conducted at San Pablo and other areas of SJG. The production activities confirmed mining and milling production grades, efficiency of recoveries, and production costs.

As Gold prices appreciated into 2006, exploration financing opportunities increased, and the Company negotiated and entered into the “Earn In / Option Agreement” with Goldgroup Resources, Inc., dated September 1, 2006.  The Terms of the Earn In / Option Agreement provides for $ 18 million USD. in exploration financing to DynaResource de Mexico (DynaMexico), in exchange for 50 % of the Shares of DynaMexico, while also providing proven industry professionals for the SJG project.  (See Earn In / Option Agreement.)

Material Agreement Signed to Develop San Jose de Gracia Property:

7.
We note that on your website you include a “Notice of Authorizing Formal Agreement” which appears to be a summary of the terms of the agreement described on page 4 of your registration statement. Please explain why, on your website, you state, “$3M. Expended at SJG, Within 18 Months of September 15, 2006, will acquire 15% of the Shares of DynaMexico” when in the table on page 4, it appears that only $2,000,000 needs to be expended for Goldgroup to acquire 15% of the Shares of your subsidiary.”

Answer:
The table on page 4 shows Goldgroup is required to expend (through DynaResource de Mexico) $1,000,000 in Phase I and $2,000,000 in Phase II. At the end of Phase I, Goldgroup earned no percentage interest in DynaMexico and after Phase II earned a 15% interest. On our website, it shows the total of Phase I and Phase II as $3,000,000.  For Clarification, the Table is inserted again below:

Phase	On or before	Amount of Funds to be deposited by Goldgroup to DynaMexico (For SJG Expenditures)	Interest Earned (by Goldgroup in DynaMexico)	Cumulative Interest Earned (by Goldgroup in DynaMexico)
1.	June 15, 2007	$1,000,000	0%	0%; Completed.
2.	March 15, 2008	$2,000,000	15%	15%; Completed.
3.	September 15, 2009	$3,000,000	10%	25%; Completed.
4.	March 15, 2011	$12,000,000	25%	50%; In Process.

8.	Revise to remove overly technical terms in your discussion of Phase I and Phase II activities. Rather, provide an overview that highlights the material developments of such activities during these phases to facilitate investors’ understanding of your operations. For example, please consolidate your drill hole information into easy to read tables.

Answer:	We have removed overly technical terms in the Form 10 / A filing. Also, drill hole information has been consolidated into table format.

Risk Factors

9.
Remove language that mitigates the risk being disclosed. For example, eliminate phrases beginning with “although” that appear in the first and third risk factors on page 7 and the phrase “while” in the second risk factor discussion under the caption “Title Matters” on page 8. Similarly, remove the phrase in the last risk factor on page 7 regarding your assumptions of being quoted. Revise throughout to state the risks plainly.

Answer:	Language in the risk factors that appears to mitigate risk has been eliminated in the Form 10 / A.

10.	Please review your headings to ensure that they are all in the proper format.

Answer:	We have reviewed and revised our headings and believe they are now in the proper format.

11.
Include a risk factor regarding the fact that 50% of your only income generating subsidiary could be owned by Goldgroup Resources, Inc. In this regard, revise to address the risks attendant with an operation that will be governed and managed in part by appointees of Goldgroup Resources, Inc. We note, for example, the obligations contained in Sections 7.3 and 7.9 of the Stock Purchase and Earn-In Agreement.

Answer:	We have supplemented the risk factor section in the Form 10 / A, and we have included the following risk factors:

50 % of DynaResource de Mexico May Be Owned by Goldgroup Resources Inc.

As of September 30, 2008 Goldgroup Resources Inc. has completed Phases I, II, and III of the Earn In / Option Agreement, and as a result has earned 25 % of the Shares of DynaResource de Mexico.  Should Goldgroup complete Phase IV of the Earn In / Option Agreement, Goldgroup would earn an additional 25 % of the shares of DynaResource de Mexico (Total of 50%).  In such case DynaResource, Inc. will retain 50 % of the shares of DynaResource de Mexico.  Investors in the Company’s shares should be aware that any benefits to be derived from the ownership of DynaResource de Mexico would be shared 50 % with Goldgroup Resources.

Potential Conflict with Goldgroup Resources Inc.;

Management of the exploration activity at SJG is shared with Goldgroup Resources, as described in the Earn In / Option Agreement.  This shared management situation presents potential conflicts in carrying out the plans and budget for exploration.

The Earn In / Option Agreement provides that: (1) a committee (the “Management Committee”) shall oversee the “Expenditures”, as defined in the Earn In / Option Agreement, and shall be comprised of 3 persons, one designated by the Company and two designated by Goldgroup;  (2) The Board of Directors of DynaMexico shall oversee the keeping of DynaMexico in good standing and proper working order, and the Management Committee shall oversee the Expenditures and matters not related to keeping DynaMexico in good standing and proper working order; (3) All Expenditures shall be expended in accordance with a budget approved by the Management Committee prior to such expenditure; (4) The Management Committee shall be responsible for delivering quarterly reports to the Board of Directors of DynaMexico;  and (5) as soon as practicable, the Company shall cause DynaMexico’s Board of Directors to consist of three directors, two nominated by the Company and one nominated by Goldgroup, unless and until Goldgroup timely completes Phase 4 of the Option (as shown in the table on page 4), at which time the size of DynaMexico’s Board of Directors shall be increased to five and the Company and Goldgroup shall each appoint two directors and agree on a fifth member to be appointed. This shared management has inherent risks as the parties may have different short or long-term objectives, goals, or financial position which could cause decisions which may not necessarily be in the best interest of our shareholders. This in turn, could cause the value of our common stock to be adversely affected.

Goldgroup carries the majority of seats on the SJG Management Committee, which is charged with responsibility for approving the budgets and supplying technical direction to the SJG project. The SJG Management Committee reports to the Board of Directors of DynaResource de Mexico.  At the same time, the Company carries a majority of the seats on the Board of Directors of DynaResource de Mexico.  The Company also carries 100 % of the Seats on the Boards of Mineras de DynaResource, the contracted operating entity at SJG, and 100 % of the Seats of the Board of DynaResource Operaciones, the personnel management entity at SJG.  Mr. K.D. Diepholz, chairman and CEO of the Company  and Mr. Charles E. Smith, CFO of the Company are the President and Secretary, respectively, for DynaResource de Mexico, Mineras de DynaResource, and DynaResource Operaciones.  Company management believes the current structure of ownership and activity provides the motivation for financing and exploration pursuant to the Earn In / Option Agreement and provides the best protection for the 100 % ownership of the SJG Property though DynaResource de Mexico.  However, there are risks inherent with the structure, which cannot be eliminated.  Any conflict that develops between the Boards of Goldgroup and DynaResource, Inc; or between the Boards of Goldgroup and DynaResource de Mexico, Mineras de DynaResource, or DynaResource Operaciones could result in the cessation of financing or activity pursuant to the Earn In Agreement.  Any such conflict would be detrimental to the SJG Property and to the Shareholders of the Company.

Funding from Goldgroup:

Exploration activity at the SJG Project is financed pursuant to the Earn In / Option Agreement.  If Goldgroup fails to properly fund the exploration activity, or otherwise fails to complete the Earn In Agreement, the Company would be required to use its own cash reserves, or obtain funding from other sources.  If the Company were to raise additional funds for exploration it would be dilutive to shareholders.  If the Company were not able to raise necessary funds, it may be forced to cease operations or exploration activity.

Management’s Discussion and Analysis

12.
As currently drafted, your MD&A does not provide sufficient discussion and analysis of known material trends, events, demands, commitments and uncertainties and the impact they have had or could have on your operations. Your MD&A should consist of more than a recitation of the financial statements in narrative form. Please revise to provide an analysis of the changes in your financial condition and results of operations. For example, discuss trends with respect to the price of gold and its impact this has had or may have on your operations. Further, expand your discussion to address why the company chose to pursue exploration and cease production in the fiscal years 2006 and 2007. Refer to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations. See SEC Release No. 33-8350, http://www.sec.gov/rules/interp/33-8350.htm and Release No. 33-6835, http://www.sec.gov/rules/interp/33-6835.htm.

Answer:
The MD &A has been expanded in the Form 10 / A in order to provide additional discussion and analysis, and to disclose potential impacts on the Company’s operations.  This section will also include the following explanation of the Company’s decision to suspend production operations and to pursue exploration activities:

From March 2003 through June 2006, the Company conducted a “Test” / “Pilot” Production Operation, at the scale capacity of approximately 100 Tons / Day at SJG.  During this period the Company mined high grade veins at the San Pablo area of SJG.  The Results of the Test production operation are shown below:

Mined Tonnage:	42,000 Tons;
Production (Oz. Au.)	18,250 Oz.;
Average Grade:	20 g/t.;
Recovery Efficiency (Plant):	85%;
Recovery in Concentrate (Sales):	90%
Production Cost (Average; 3 Years);	$ 175 / Oz.

The Company initiated the Test Production activity in 2003 at the time Gold prices were depressed, and exploration funding opportunities, while available, were deemed to be too dilutive by Company management. While the Test Production was a success (see results above), a small scale production activity was not expected to provide the necessary capital in order to explore a project the size of SJG.  However, the Company expects the results of the production activity to provide significant benefits to the exploration drilling to be conducted at San Pablo and other areas of SJG. The production activities confirmed production grades, efficiency of recoveries, and production costs.

As Gold prices appreciated, exploration financing opportunities increased, and the Company negotiated and entered into the “Earn In / Option agreement with Goldgroup Resources, Inc., dated September 1, 2006.  The Terms of the Earn In / Option agreement provide for $ 18 million USD. in Exploration financing to DynaResource de Mexico, in exchange for 50 % of the Shares of DynaMexico, while also providing proven industry professionals for the SJG project.  (See Earn In / Option Agreement.)

13.
Provide greater specificity regarding your proposed capital expenditures. For example, if material to an understanding of your proposed expenditures, revise to specify the proposed budget by line item of expenditure. Revise to quantify the anticipated amounts of funds to be expended and the respective source of funding (i.e. Goldgroup versus the company).

Answer:
The Company has added more detail with regard to the proposed capital expenditures in the Form 10 / A.  In general, exploration costs and capital costs related to the exploration at San Jose de Gracia are funded 100 % by the Earn In / Option Agreement.

Security Ownership of Certain Beneficial Owners and Management

14.
Reconcile your table format on page 21 with the format outlined in Item 403 of Regulation S-K. We note in particular that you do not provide a title for the beneficial owners. Further, you do not provide an address for these individuals.

Answer:	The format of Item 403 has been followed and is presented below:

COMMON STOCK	Beneficial Owner	Address	Common Shares	Percent Ownership

Common Stock	K.W. (“K.D.”) Diepholz Chairman / CEO	1303 Regency Court Southlake, Texas 76092	1,437,500	15.84%

Common Stock	Charles Smith CFO; Secretary; Director	709-B West Rusk #580 Rockwall, Texas 75087	218,750	2.41%

Common Stock	Charles Smith, through Smith Family LP.; CFO; Secretary; Director	4246 Clairmont Birmingham, AL 35222	231,250	2.55%

Common Stock	Melvin E. Tidwell Director;	4804 Picadilly Place Tyler, Texas 75703	69,079	0.76%

Common Stock	Bradford J. Saulter VP., Investor Relations	7618 Straits Lane Rowlett, Texas 75088	86,833	.957%

Common Stock	Dale Langenderfer Shareholder;	3407 Oak Alley Court #402 Toledo, Ohio 43606	479,030	5.28%

	All Officers, Directors And Beneficial owners as a Group (5 Persons)		2,522,442	27.80%

None of the Shares described above are subject to options which are either (a) vested, or, (b) will vest within 60 days.

15.
Please explain why there is no strike price for the options held by Messrs. Diepholz and Smith. Further, please clarify whether the options listed in your options table are included in the table above of common shares.

Answer:	Strike prices were inadvertently omitted, and have been added in the Form 10 / A as indicated below.

Option Holder	# of options	Strike Price	Expiration
K.W. Diepholz	250,000	$2.50	11/15/2009
Charles Smith	50,000	$2.50	11/15/2009
Bradford J. Saulter	50,000	$2.50	11/15/2009
Dale Langenderfer	175,000	$2.50	11/15/2008 (Expired)

Executive Compensation

16.
We direct your attention to paragraphs (l) through (r) of Item 402 of Regulation S-K which describe the requirements of smaller reporting companies with regard to executive compensation. Please revise your discussion of executive compensation to include all the requirements of (l) through (r) of Item 402.

Answer:	We have revised our discussion in the Form 10 / A to include a table which provides the information required. The Table is included below:

Name and principal position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-equity incentive plan compensation	Nonqualified deferred compensation	All other compensation*

K.W. (“K.D.”) Diepholz Chairman, CEO, Chairman, CEO	2007 2006	$150,000 $150,000	None None	None 89,981	None None	None None	None None	$ 112,500.* $ 90,360.*

Charles Smith CFO, Secretary CFO, Secretary	2007 2006	$24,000 $24,000	None None	None 72,676	None None	None None	None None	$ 2,500.* None

Bradford J. Saulter VP – Investor Relations VP – Investor Relations	2007 2006	$60,000 $53,750	None None	None 25,000	None None	None None	None None	$ 2,500.* None

* The Company has paid consulting fees to Dynacap Group, Ltd. as disclosed in the financial statements.  This remuneration was paid from the funds received by Dynacap.

17.	Please reconcile the title of Mr. Diepholz in 2006 with the title of Mr. Smith in 2006. They appear to have had the same title.

Answer:	The apparent confusion in the titles has been clarified. Mr. Diepholz is Chairman / CEO, and Mr. Smith is CFO.

18.
Please reconcile your statement on page 24 in which you state, “our sole officer is our only employee” with the table above and with your statement on page 6 that you have 28 employees, three of which are corporate officers.

Answer:	The statement that “our sole officer is our only employee” was included in error and has been removed.

Certain Relationships and Related Transactions

19.	File the contracts between the Company and Dynacap Group, Ltd. as exhibits, pursuant to item 601(b)(10) of Regulation S-K.

Answer:	The Contract between the Company and Dynacap Group, Ltd. is filed as exhibit to the Form 10 / A.

20.
Revise your discussion of the compensation paid to Dynacap Group, Ltd. in 2006 and 2007 to clarify the form of compensation. The second paragraph of the section indicates that you have issued shares for services and cash compensation, yet the third paragraph indicates only cash payments to Dynacap Group, Ltd.

Answer:	The second paragraph of the section was in error. Dynacap has received only cash compensation.

Recent Sales of Unregistered Securities

21.	As required by Item 701 of Regulation S-K, provide the names or class of persons to whom your securities were sold.

Answer:
The shares were issued pursuant to the exemption from registration found in Rule 506 of Regulation D.  In 2006, 2007, and 2008 shares of common stock were issued to 56 accredited individuals or entities and 17 non-accredited individuals.  Of the 56 accredited and 17 non-accredited, some were issued shares more than once.

22.
We note your risk factor on page 7 regarding the election of a majority of the directors by the holder of Preferred A shares and possibly “Class B” stock. Please revise your description of your common stock to include all occasions upon which the Preferred A shares or “Class B” stock have priority over the common stock.

Answer:
We have added the following comment to the Form 10 /A as part of our description of common stock:  “The Company is authorized to issue a total of 10,000 Series A Preferred Shares, and has outstanding 1,000 shares of Series A Preferred A shares. These preferred shares have the right to elect a majority of the Board of Directors. The Preferred A shares have no other priority over the Common Stock.   There are no other Preferred Shares authorized or outstanding. There is no Class B Shares, nor any other classes of common shares, authorized or outstanding.”

Indemnification of Directors and Officers

23.	We note Article V of your Bylaws. Please supplement your disclosure so that you also reference the indemnification provisions of such article.

Answer:
We have included the following in the Form 10 / A: “Our Bylaws provide that the liability of our officers and directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law, which includes elimination of liability for monetary damages for defense of civil or criminal actions. The provision does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws”.

Exhibits

24.	File the exhibit required by Item 601(b)(21) of Regulation S-K.

Answer:	We have included an Exhibit to the Form 10 / A, listing the Subsidiaries of the Company.

25.	Provide an executed copy of Exhibit 99.1. The current exhibit contains neither the effective date nor any signatures.

Answer:	We have included a signed and dated copy of The Earn In / Option Agreement, attached as Exhibit 99.1. to the revised Form 10 / A.

Financial Statements

26.
We note from your Management’s Discussion and Plan of Operations that you stopped mining and milling operations at the end of 2005 and you do not expect revenues from mining unless you restart the mine which is not in your short-term plans. We also note that you are concentrating your efforts on exploration and development. Tell us if you are in the Exploration Stage as defined by Industry Guide 7, and if so, please revise your financial statements and footnotes to reflect your exploration stage status.

Answer:	The Form 10 incorrectly described the suspension of mining and milling operations at year end 2005; the Company suspended its production activity in June, 2006, and the Form 10 / A reflects this. In accordance with the decision to suspend production activity, as of January 1, 2007, the Company re-entered the Exploration Stage and has presented its cumulative results since reentering the Exploration Stage, in accordance with Statement of Financial Accounting Standard (SFAS) No. 7, “Accounting and Reporting by Development Stage Enterprises,” and will continue this presentation until it again has revenues from operations. Additionally, the below footnote is included in the Form 10 / A.

Mining Properties.

The Company is an ‘Exploration Stage’ company as defined in SEC Industry Guide 7.  Mining properties consist of 34 concessions over approximately 99,000 Hectares at the San Jose de Gracia District, the basis of which are deferred until the properties are brought into production, at which time they will be amortized on the unit of production method based on estimated recoverable reserves. If it is determined that the deferred costs related to a property are not recoverable over its productive life, those costs will be written down to fair value as a charge to operations in the period in which the determination is made. The amounts at which mineral properties and the related deferred costs are recorded do not necessarily reflect present or future values.

The recoverability of the book value of each property will be assessed annually for indicators of impairment such as adverse changes to any of the following:

•	estimated recoverable ounces of gold, silver or other precious minerals;
•	estimated future commodity prices;
•	estimated expected future operating costs, capital expenditures and reclamation expenditures

A write-down to fair value will be recorded when the expected future cash flow is less than the net book value of the property or when events or changes in the property indicate that carrying amounts are not recoverable.  This analysis will be completed as needed, and at least annually.  As of the date of this filing no events have occurred that would require write-down of any assets.

Exploration, development, direct field costs and administrative costs are expensed in the period incurred.

The carrying amounts of the mining concessions will be reviewed at each balance sheet date to determine whether there is any indication of impairment. If such indication of impairment exists, the asset’s recoverable amount will be reduced to its estimated fair value. As of December 31, 2007 no indications of impairment existed.

The Company produced revenues of approximately 79,000,000 Pesos (approximately $ 7.4 million USD) from production activities during the period March 2003 to June 2006.  The Company suspended the production activity voluntarily to concentrate its efforts on exploration.  In accordance with that decision, the Company re-entered the exploration stage in 2007.  The Company has presented its cumulative results since re-entering the exploration stage, and it will continue to present its financials this way until it receives revenues from its operations.

Consolidated Balance Sheet

27.
Please clarify how you determined that it is appropriate to record the entire $3 million received for the 15% of the outstanding shares of DynaMexico that were transferred to Goldgroup. Please clarify why you did not record the 15% of the equity interest in DynaMexico that was transferred as the minority interest, with the excess of the proceeds received recorded as additional paid-in-capital.

Answer:
The Financial Statements have been re-stated to record the 15 % of the equity interest in DynaMexico that has been transferred as the minority interest, with the excess of the proceeds received to be recorded as additional paid-in-capital.

Consolidated Statement of Operations

28.	Revise your presentation to comply with SAB 11.B.

Answer:	The Hall Group CPA’s have revised the presentation in the Form 10 / A, in order to comply with SAB 11.B.

Interim Financial Statements as of and for the Quarter Ended March 31, 2008 Consolidated Statements of Operations

29.
Please clarify why you have not reported the losses attributable to your non-controlling interest (i.e. minority interest) in DynaMexico within your statement of operations for the three months ended March 31, 2008. In addition, please clarify why the losses in the non-controlling interest have not been reflected in the reported equity of the minority interest holders on the balance sheet as of March 31, 2008.

Answer:
The Financial Statements have been updated through September 30, 2008.  The Statement of Operations for the 9 months ending September 30, 2008 reflects an adjustment in the minority interest holder’s equity on the balance sheet for its portion of the profit or loss.

General

30.
We note that you refer to or use the terms such as potential mineralization, drill indicated resources, measured, indicated, or inferred resources on your website. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7. These generally differ from measurement systems that guide the estimation of resources. If you continue to make references on your web site to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

“Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission limits disclosure of U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, “measured”, “indicated”, or “inferred”, which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form 10/A. You can review and obtain copies of these filings from the SEC’s website at http://www.sec.gov/edgar.shtml.
Please clarify where you have included this disclaimer on your website in your response.

Answer:	We have updated our website to include the Cautionary Note to U.S. Investors on all appropriate pages.

Management’s Discussion and Plan of Operation

31.
The terms development and production have very specific meanings within Industry Guide 7, (see www.sec.gov/about/forms/industryguides.pdf). These words/terms reference development stage when companies are engaged in commercial-scale, profit oriented extraction of minerals. Since you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with the terms such as explore or exploration. This includes the use of the terms in the Financial Statement head notes and footnotes, please see Instruction 1 to paragraph (a) of Industry Guide 7.

Answer:
The Terms “develop” and “development” have been removed, or revised to the terms “explore” or “exploration”.  The Term “Production” is only used to refer to the period of time March 2003 to June 2006 during which the Company was engaged in mining, milling, processing, and the sale of gold concentrates.

Mineral Properties – San Jose de Gracia

32.
We note your disclosure in this section, referring to mines and other mineral properties that exist in the area of your property. Such disclosures may cause investors to infer that your property also has commercial mineralization, because of its proximity to these mines and properties. Accordingly, we believe that you should remove information about any mines, prospects, or companies operating in or near your property and instead focus the disclosure solely on your company’s property. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine and remove all references to mines, adjacent to or analogous properties, deposits, occurrences, or exploration activities by other companies outside of your company’s properties.

Answer:
To the best of our knowledge,  the description of geology, history, and exploration results are directly related to properties under the control of DynaResource de Mexico, S.A. de C.V.  Any references to mines, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies outside of the company’s properties have been removed, unless referenced for location.

The Company is also adding a Cautionary note which states:  “The Company advises that the U.S. Securities and Exchange Commission’s mining guidelines prohibit any reference or information with respect to adjacent or similar mineral properties in which the Company has no interest in, nor any rights to explore.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

Northeast Target Area

33.
We note you refer to parts per billion in relation to soil samples. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

•	Disclose only weighted average sample analysis associated with a measured length or a substantial volume.
•	Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.
•	Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results.

•	Eliminate grades disclosed as “up to” or “as high as”, or “ranging from”.
•	Eliminate statements containing grade and/or sample width ranges.
•	Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
•	Generally, use tables to improve readability of sample and drilling data.
•	Soil samples may be disclosed as a weighted average value over an area.
•	Refrain from reporting single soil sample values.
•	Convert all ppb quantities to ppm for disclosure
•	Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

Answer:	The Northeast Target Area is a future exploration target. Reference to this area has been deleted in the Form 10 / A. All other disclosures have been revised to comply with the above guidance.

34.
Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Answer:	The procedures for sampling, drilling, collection, preparation, analysis, and QA / AC protocols are included in the Form 10 / A.

Please let me know if you have further questions, or if you need any further clarification on the answers provided.  Thank you for your professional attention.

Respectfully,

/s/  K.W.  (“K.D.”) Diepholz
K.W.  (“K.D.”) Diepholz
Chairman / CEO